

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Daniel W. Hollis
Chief Executive Officer
Dutch Gold Resources, Inc.
3500 Lenox Road Suite 1500
Atlanta, Georgia 30326

> **Re: Dutch Gold Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **Form 8-K filed February 1, 2010**
> **File No. 333-72163**

Dear Mr. Hollis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources or other reserve measures. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

    > Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms

on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

2.   We note the article "Atlanta Business Chronicle Profile: Dutch Gold Resources, Inc. 'New Gold Rush Lures Atlanta Firm,'" available at http://finance.yahoo.com/news/Atlanta-Business-Chronicle-iw-582886218.html?x=0&.v=1. Please tell us the basis for your chief executive officer's statement that the Basin Gulch project has "proved and probable" reserves of 2.8 million ounces of gold potentially valued at $3 billion.

3.   We note the article "Dutch Gold Appoints Chief Financial Officer, Board Member" dated November 15, 2010, available at http://finance.yahoo.com/news/Dutch-Gold-Appoints-Chief-pz-4270136383.html?x=0&.v=1, indicating that the appointment of Steve Keaveney was effective on November 15, 2010. We note, however, that Mr. Keaveney signed the Form 10-Q for the period ended June 30, 2010 and the Exhibit 31.2 certification on August 11, 2010. Please explain this apparent discrepancy. Please also tell us why you did not file a Form 8-K under Item 5.02(c) with this information.

Facing Sheet

4.   Please note that Form 10-K was amended by SEC Release No. 33-8876: Smaller Reporting Company Regulatory Relief and Simplification, effective February 4, 2008 and revise your facing sheet to conform exactly to the updated format now provided in Form 10-K. For further guidance, please refer to our compliance guide, available on our website at: http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. In addition, our records show your commission file number is 333-72163 rather than file number 000-30805. Please use the correct file number.

Cautionary Note to U.S. Investors..., page 2

5.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, your jurisdiction of incorporation is Nevada and as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents and all reserve disclosure must conform to U.S. reserve definitions. Please remove all reserve and resource disclosure from your filings.

Glossary of Mining Terms, page 3

6.   Please explain the statement "[w]e will modify and reconcile the reserves as appropriate to conform to SEC Industry Guide 7 for reporting in the U.S."

Item 1. Description of Business, page 7

Overview, page 7

7.   Since you reflect no sales or cost of sales for the fiscal year ended December 31, 2009, it is unclear whether you have any operations. Please revise to disclose in detail your operations or clearly state throughout the filing that you have no operations.

8.   We note you refer to your company as a junior mining company focused in North America. Without any reserves, your company is in the exploration state and would be more correctly termed an exploration company. Your company should indicate that it is an exploration state company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

9.   The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

10. Please discuss the phased nature of the exploration process prior to establishing proven and probable reserves, and the place in this process your current exploration activities occupy. Please disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

11. Please disclose the following information for each of your material properties:
   - The nature of your ownership or interest in the property.
   - A description of all interests in your properties, including the terms of all underlying agreements and royalties.
   - Describe the process by which mineral rights are acquired at each location and the basis and duration of your mineral rights, surface rights, mining claims, or concessions.
   - An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
   - Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.
   - The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments and annual maintenance fees, and disclose who is responsible for paying these fees.
   - The area of your claims, either in hectares or in acres.

12. Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

13. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:
   - The location and means of access to your property, including the modes of transportation utilized to and from the property.
   - Any conditions that must be met in order to obtain or retain title to the property, and whether you have surface and/or mineral rights.
   - A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
   - A description of any work completed on the property and its present condition.
   - The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
   - A description of equipment, infrastructure, and other facilities.
   - The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.
- The source of power and water that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

14. Please insert a small-scale map showing the location and access to each material property, as required by Item 102 of Regulation S-K. If a property is not material, please make a statement to that effect in your filing.

    Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.

    We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

    - A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
    - A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
    - A north arrow.
    - An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
    - A title of the map or drawing, and the date on which it was drawn.
    - In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

    Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

15.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b) (4) (i) of Industry Guide 7.

16.   On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.
   - Disclose a brief geological justification for each of the exploration projects written in non-technical language.
   - Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
   - If there is a phased program planned, briefly outline all phases.
   - If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
   - Disclose how the exploration program will be funded.
   - Identify who will be conducting any proposed exploration work, and their qualifications.

17.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

18.   We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Mill, page 8

19.   Please disclose the material of which the mill has the capacity to produce 330 tons/day.

Benton Mine, page 8

20.   We note your company sells gold concentrates and ore to buyers throughout the world. Please disclose your annual production since 2007 as required by Regulation S-K, Instructions to Item 102, Part 3. This would include the tonnage and grade of the materials from your mines and concentrates from your mill.

Item 1A. Risk Factors, page 10

21.   Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management's lack of experience in this industry.

Item 5. Market for Common Equity and Related Stockholder Matters, page 12

Recent Sales of Unregistered Securities, page 13

22.   We note that you intended to disclose securities exempt from registration requirements for the last three fiscal years. Please tell us how to reconcile this disclosure to the information presented in your financial statements and/or notes thereto.

23.   For each transaction listed, please provide the information required by Item 701 of Regulation S-K, including the identity of any principal underwriters, the names of the persons or identify the class of persons to whom the securities were sold, and describe in greater detail the section of the Securities Act or the rule under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

<u>Item 7. Management's Discussion and Analysis or Plan of Operation, page 14</u>

<u>Liquidity and Capital Resources, page 14</u>

24.   In light of the material deficiency in your liquidity, please tell us your consideration of disclosing the specific course(s) of action you have taken or plan to take to raise capital and remedy the deficiency. It appears that a detailed discussion of your ability to meet your obligations as they become due would be material to investors. Refer to Item 303(a)(1) of Regulation S-K.

<u>Results of Operations for the Twelve Months Ended December 31, 2009 and the Year Ended December 31, 2009, page 14</u>

25.   We note that you do not disclose the reasons for material year over year changes in sales and gross profits, organizational, selling, general and administrative expenses, professional fees and interest expense, or quantify the effects of the factors that contributed to the changes. Also, we note there is no description of known matters that would have an impact on future operations but have not had an impact in the past or matters that have had an impact on reported operations but are not expected to have an impact on future operations. Please refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and tell us what consideration you gave to providing these disclosures.

<u>Consolidated Financial Statements, page F-1</u>

<u>General</u>

26.   Please tell us your consideration of the applicability of the disclosure requirements for development stage enterprises in ASC 915. Refer to the definition of a development stage entity in ASC 915-10-20 as well as ASC 915-10-05-2 and ASC 915-205-45-2 through 45-4.

<u>Consolidated Balance Sheets, page F-3</u>

27.   Please tell us the items and their amounts included other assets for each year presented. Please also tell us your consideration of disclosing the nature and amounts of the items included in other assets and your accounting policies for these assets in the footnotes to your financial statements.

28.   Please tell us the significant terms and provisions, including maturity dates, payment terms, interest rates and conversion terms, of loans from shareholders included in current liabilities. Please also tell us what consideration you gave to disclosing all pertinent terms of the loans in the footnotes to your financial statements.

Consolidated Statements of Stockholders' Equity (Deficit), page F-6

29.   Please provide us with a summary of common shares issued for cash during 2009. In
        addition, please tell us the factors and circumstances which enabled you to raise the
        capital at a per-share price substantially in excess of the per-share market value of shares
        issued for services and payment of other obligations. Also, please tell us what
        consideration you gave to describing equity transactions in the footnotes or in
        management's discussion and analysis of plan of operations given your reliance on
        issuances of equity securities to fund operations and pay your obligations.

Note 1 – Nature of Operations and Summary of Significant Accounting Polices, page F-7

Cash, Cash Equivalents and Financial Instruments, page F-7

30.   We note that you do not disclose the fair value of loans from shareholders and long-term
        notes payable to related parties. Please tell us why the disclosures required by ASC 825-
        10-50-10 are not provided.

Basic and Diluted Loss Per Share, page F-10

31.   We note your disclosure in Note 9 that certain notes payable to related parties are
        convertible into common shares. Please tell us your basis in GAAP for excluding shares
        issuable upon conversion of convertible debt from your disclosure regarding securities
        that could potentially dilute basic earnings per share in the future. Please refer to ASC
        260-10-50-1.

Note 2 – Other Current Assets, page F-15

32.   Please tell us the nature of your relationship with Aultra Gold, Inc. during the years
        presented and the transactions giving rise to the advances receivable from Aultra Gold.
        Please also tell us the terms and manner of settlement of the advances. In doing so,
        please explain to us why the advances are properly classified as a current asset. In
        addition, tell us your consideration of providing disclosures similar to those required by
        ASC 850-10-20-50.

Note 3 – Properties, Plant and Equipment, page F-15

33.   Please tell us the circumstances leading to the liens on your subsidiary's equipment, personal property, real property and leases. Please also tell us whether or not the liens relate to unpaid federal and state income taxes, and if so, tell us how the unpaid taxes are recorded in your consolidated financial statements.

Note 7 – Acquisition of Subsidiary, page F-17

34.   We note that you accounted for the share exchange transaction as a recapitalization. Please tell us (i) how you determined the amount of consideration assigned to the shares retained by the shareholders of legal acquirer, (ii) why the consideration does not represent net book value of the legal acquirer's net assets or liabilities and (iii) how and why you considered price fluctuations and liquidity issues in your accounting for the recapitalization. If necessary, please tell us in more detail how you accounted for the transaction and the basis in GAAP for your accounting.

Note 8 – Capital Stock, page F-17

Common Stock, page F-17

35.   We note that you issued shares of common stock for payment of interest and other liabilities during each year presented. Please tell us in a reasonable amount of detail each of the transactions where you issued common shares to retire debt and other obligations and how the settlement amounts were determined. Please also tell us your consideration of disclosing the terms of the transactions in more detail.

36.   Please tell us whether you issued share purchase warrants during each of the years presented and what consideration you gave to providing the disclosures required by ASC 505-10-50 and/or disclosures similar to those required by ASC 718-10-50-1 through 50-2 to the extent that those disclosures are important to an understanding of the effects of those transactions on the financial statements. Also please provide us with a summary of changes in outstanding stock purchase warrants during each of the years presented, a summary of the transactions resulting in the issuance of stock purchase warrants during each of the years presented and a summary of the pertinent terms of outstanding warrants, including vesting provisions. Tell us how you account for the warrants and the basis in GAAP for your accounting. Address separately warrants accounted for as equity instruments and warrants accounted for as liability instruments.

37.   We note your disclosure that the fair value of warrants is measured at the end of the reporting period with changes in fair value recorded in income. We also note that you disclose two different fair values for the warrants at the end of the most recent year. Please tell us which fair value is correct. Please also tell us the fair value of outstanding warrants at each balance sheet date, the caption on the balance sheets where the fair value of the warrants is recorded and the amount of the change in fair value recognized in income during each year presented. In addition, tell us how you computed the fair values, including all assumptions used and the basis for those assumptions.

Note 9 – Related Party Transactions, page F-19

38.   Please tell us where the accounts payable balances disclosed in the fifth, sixth and seventh paragraphs are included on your balance sheets. Please also tell us the payment terms for each of these obligations.

39.   For each of the related party notes that are convertible into common shares, please tell us:
   - the conversion terms;
   - whether accrued interest is also convertible into common shares, and if so, the related conversion terms;
   - how you are accounting for the conversion features and the basis in GAAP for your accounting treatment, including a discussion of the guidance in ASC 815-15 and ASC 470-20, as applicable; and
   - your consideration of providing the disclosures required by ASC 470-20 or 815-10-50.

Note 12 – Subsequent Events, page F-20

40.   Please tell us the following regarding your acquisition of the controlling interest in Aultra Gold, Inc. (hereinafter "Aultra") and your contemporaneous acquisition of all of Aultra's assets:
   - How you accounted for each of the transactions and the basis in GAAP for your accounting.
   - Why you structured the acquisition of the business as both an acquisition of a controlling interest and an acquisition of assets.
   - Why the number of shares of common stock issued for the assets was substantially greater than the number of shares of common stock issued for the controlling ownership interest.
   - Whether there were any pre-existing relationships between the parties to the transactions.
   - The effective date of each transaction and how you determined the effective dates.
   - How and on what date the acquisition of the controlling interest is recognized in your financial statements.

- Why you are not required to file the financial statements required by Rule 8-04 of Regulation S-X and the pro forma financial information required by Rule 8-05 of Regulation S-X.
- Your consideration of providing the disclosures required by ASC 805-10-50, ASC 805-20-50 and ASC 805-30-50.
- Why you did not file copies of the fully executed asset purchase and stock purchase agreements. In this regard, we note that the agreements filed as exhibits 10.1 and 10.2 to Form 8-K filed January 12, 2010 omit substantive terms of the agreements and are not dated and signed by the parties.
- In view of the March 2010 transaction whereby you sold a controlling interest in Aultra to Shamika Gold, Inc. (hereinafter Shamika), please tell us why your temporary controlling interest in Aultra should be considered a substantive controlling interest.

41.   Notwithstanding the preceding comment, in light of the disclosure guidance set forth in ASC 805, please provide us the following information regarding your acquisition of a controlling ownership interest in Aultra Gold, Inc. (hereinafter Aultra):
- A detailed description of Aultra's business.
- The percentage of voting equity interest acquired, specifying the number of shares acquired as compared to total shares outstanding.
- The primary reasons for the business combination and a description of how you obtained control of Aultra's business.
- The acquisition-date fair value of the consideration transferred (i.e., the fair value of common shares issued in the exchange).
- The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.
- A description of the precise nature of mineral properties and developments costs acquired and how you determined the fair value of these assets. Refer, as necessary, to ASC 930-805.
- The fair value of the noncontrolling interest in Aultra at the acquisition date and the valuation technique(s) and significant inputs used to measure the fair value of the noncontrolling interest.
- How you account for the noncontrolling interest and the basis in GAAP for your accounting.
- The nature and terms of the pre-existing relationship with Aultra. In this regard, based on your disclosures on page F-20 of Form 10-Q filed August 12, 2010, we understand you were making advance production royalty payments on behalf of Aultra for the Basin Gulch Mine lease since 1998.
- How you accounted for the effective settlement of this pre-existing relationship that occurred in connection with acquiring a controlling interest in Aultra, and the basis in GAAP for your accounting.

42.   We note your disclosure that an independent consulting geologist conducted an NI 43-101 compliant report indicating the mineral resource at the Basin Gulch property is

sizeable. Based on your disclosures in Form 10-Q filed August 12, 2010, we understand that you were granted an assignment of the Basin Gulch Mine lease between Aultra and Strategic Minerals, Inc. as a result of the acquisition of this asset and the majority of the stock in Aultra. In view of the fact that you no longer have a controlling ownership interest in Aultra as of March 29, 2010, please tell us the nature and extent of your ongoing mining rights/interest in the Basin Gulch Mine lease as your current disclosures suggest that you still own the mining rights to this property. If your loss of control of Aultra had no impact on your ongoing interest, please tell us why. In addition, to the extent your interest in the Basin Gulch Mine has been substantially reduced, please tell us your consideration of issuing a press release to this effect, especially considering the press release you issued on February 8, 2010 which indicated that your Basin Gulch project has mineral reserves potentially valued at $3 billion.

43. We note your disclosure stating that your geologist report for the Basin Gulch mine complies with Canadian National Instrument 43-101 (NI 43-101). This report does not appear to be compliant with NI 43-101 and this report has not been filed on SEDAR for review by the Canadian authorities. You will need to address these potential variances in perception either by replacing references to "National Instrument 43-101 report" with "geologic report" or removing all references to this report from your filings.

44. We note your consulting geologist provided reserve estimates. Please note that mineral reserves for a mineral property may not be designated unless:
   - Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.
   - Historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.
   - The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.
   Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

Note 13 – Mining Lease and Option to Purchase, page F-20

45.   Please tell us the amount of royalties claimed to be due by the lessor of the Benton mine that have not been recognized in your financial statements and an estimate of the possible loss or range of loss. Please also tell us your consideration of providing the disclosures required by ASC 450-20-50-4.

Item 9A(T). Controls and Procedures, page 16

46.   Please provide management's annual report on internal control over financial reporting in accordance with Item 308(T)(a) of Regulation S-K. Please also provide the required report in your filings on Form 10-K for the fiscal years ended December 31, 2008 and December 31, 2007.

(a) Evaluation of Disclosure Controls and Procedures, page 16

47.   We note that you did not include the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act. Please amend your filing to disclose the conclusion in accordance with of Item 307 of Regulation S-K. In doing so, please consider the effect of management's failure to provide the conclusion and its report on internal control over financial reporting pursuant to Items 307 and 308(T) of Regulation S-K. In addition, please provide the required conclusion in your filings on Form 10-K for the fiscal years ended December 31, 2008 and December 31, 2007 and on Form 10-Q for each quarterly period subsequent to December 31, 2007.

48.   We note your disclosure that your disclosure controls and procedures have been designed to ensure that the information required to be disclosed in reports are "[r]ecorded, processed, summarized and reported within the time periods specified…." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. Please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

(b) Changes in Internal Controls, page 16

49.   Please revise to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Item 10. Directors, Executive Officers…, page 17

50.   Please identify your chief financial officer here as well as elsewhere in the Form 10-K as appropriate.

51.   Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Item 15. Exhibits, List and Reports on Form 8-K, page 20

52.   Please file the consent required by Item 601(b)(23) of Regulation S-K or tell us why you are not required to do so. In light of the fact that you have not yet filed an auditor's consent, tell us how this affects your use of the prospectus that is a part of each of your registration statements on Form S-8 that incorporate by reference your report on Form 10-K and the financial statements contained therein.

Signatures, page 21

53.   The report must be signed not only by the registrant, but on behalf of the registrant by the principal executive officer, principal financial officer, principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Please refer to signature page and General Instruction D to Form 10-K and revise accordingly.

Exhibits 31.1 and 31.2

54.   Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. For example, you incorrectly use the term "small business issuer" throughout the document. Please revise the certifications in your amendment.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

General

55.   Please address the comments above to the extent applicable.

56.   We note that your third quarter 10-Q filing on EDGAR does not include page numbers. Please ensure that you paginate all future filings.

Consolidated Balance Sheets

57.   Please tell us the nature of investments available for sale and your consideration of the disclosures required by ASC 320 or ASC 323. Also tell us how you account for the investments and the basis in GAAP for your accounting.

58.   Tell us why accrued payroll liabilities remained constant at the end of each period reported.

Consolidated Statements of Cash Flows

59.   Please tell us why common stock issued to retire debt is shown as a cash receipt from financing activities as opposed to a non-cash investing and financing activity. Refer to ASC 230-10-50-3 through 4. Also tell us how this amount reconciles to the balance sheets and statements of stockholders' equity (deficit).

60.   Please tell us what the write-off of accounts payable line item in the supplemental schedule of non-cash investing and financing activities represents. Please also tell us how you accounted for the write-off and the basis in GAAP for your accounting treatment.

61.   Please tell us why the acquisition of the controlling interest and assets of Aultra are not disclosed in the supplemental schedule of non-cash investing and financing activities.

Consolidated Statements of Stockholders' Equity (Deficit)

62.   It appears that the statement does not include all of the transactions for the most recent nine months since certain transaction amounts differ from the amounts disclosed in the statements of cash flows and the period-end balances differ from the amounts disclosed in the balance sheets. Please advise.

Note 11 – Acquisition of Aultra Gold, Inc.

63.   You disclose that your subsidiary, Aultra Gold, Inc. (hereinafter "Aultra"), entered into the agreement with Shamika Gold, Inc. (hereinafter Shamika). However, it's unclear whether Shamika acquired control of Aultra or Dutch Gold Resources. Please tell us the following regarding the agreement with Shamika:
*   Whether you or your subsidiary entered into the transaction, whether your common shares or Aultra's common shares were issued in the exchange and which entity is now controlled by Shamika.
*   Why your disclosures regarding the terms of the agreement are substantively different than the disclosures provided in Form 10-Q for the six months ended June 30, 2010.
*   Whether there were any pre-existing relationships between the parties to this transaction.
*   Whether this agreement was contemplated at the time the stock purchase and asset purchase agreements were entered into with Aultra.
*   If common shares of Aultra were issued in the exchange, how you accounted for the loss of control and the basis in GAAP for your accounting treatment.
*   Why the mineral properties acquired in the Aultra transactions continue to be reported on your balance sheet.
*   Why you have not filed Form 8-K reporting this transaction together with exhibits or why a current report is not required to be filed.
*   If applicable, your percentage ownership in Shamika Resources (formerly Aultra) after the transaction, specifying the number of shares you now own as compared to the total shares outstanding.
*   If applicable, how you are accounting for your remaining ownership interest in Shamika and the basis in GAAP for your accounting treatment.

Note 12 – Mining Lease and Option to Purchase

64.   It appears certain references to the "Company" in your disclosures under the Basin Gulch and Jungo subheadings may not be consistent with the definition of the "Company" provided on page F-5 under Principles of Consolidation. Please advise.

Basin Gulch

65.   Please tell us how you accounted for the initial payment, advance production royalties and production royalties under the Basin Gulch Mine lease and the basis in GAAP for your accounting treatment. Additionally, we note your disclosure that upon completion of payments totaling $8 million, you will have purchased the mineral rights to this property. Please tell us how this provision in the lease impacts the accounting under GAAP.

Jungo

66.   Please tell us the obligations under paragraph 2.2 and Section 4 that have been satisfied, the date the sale and purchase of the property occurred and how you accounted for the contingent consideration payable under the terms of the agreement. Please also tell us the contingent consideration that is still issuable, if any.

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition

Overview and Results of Operations

Basin Gulch Mine, Montana

67.   We note your statement that an updated NI 43-101 compliant report was filed with the Securities and Exchange Commission in January 2010. Please change this statement to indicate you have furnished this report and did not file it.

Jungo

68.   We note your disclosure in this section, referring to mines such as the Hycroft and Sleeper mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Item 4 – Controls and Procedures

69.   You disclose that material weaknesses in disclosure controls and procedures and a
       significant deficiency and a material weakness in your internal control over financial
       reporting were reported in your annual report on Form 10-K for the year ended December
       31, 2009. Please tell us where these disclosures are reported in Form 10-K.

Exhibits 31.1 and 31.2

70.   We note that you have used the term "quarterly report" rather than "report" throughout
       paragraphs 2 through 4, have used the term "I" instead of "the registrant's other
       certifying officer(s) and I" in paragraphs 4 and 5, have included an extraneous "we" in
       paragraph 4, have omitted the phrase "including its consolidated subsidiaries" in
       paragraph 4.a., have omitted the parenthetical language in paragraph 4.d., have used the
       term "my" instead of "our" in paragraph 5, and used the term "reasonable" instead of
       "reasonably" in paragraph 5.a. In future filings, please revise the certifications to
       conform to the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

Form 8-K Filed February 1, 2010

71.   We have reviewed your technical report furnished on February 1, 2010. It does not
       appear to comply with National Instrument 43-101 (NI 43-101) based on our
       understanding of these regulations for the following reasons:
       • Non-disclosure of measured, indicated, and inferred resources. Without resource
         disclosure, no reserve declaration is possible as reserves are a subset of the resources.
       • Non-disclosure of the preliminary feasibility study, which is a requirement for any
         reserve declaration under NI 43-101.
       • Non-disclosure of cash flow financial model and economic analysis used to
         demonstrate economic mining operations are possible.
       • Disclosure is also missing for the following basic components:
            o Metal prices.
            o Gold equivalent grade calculations.
            o Operating costs conforming to standard defined estimating criteria.
            o Capital estimates conforming to standard defined estimating criteria.
            o Mining methods to be employed.
            o Processing methods to be employed.
            o Smelting schedule and transportation.

       Please advise or amend your 8-K filing, indicating this report is a geologic report using
       reserve estimates that are noncompliant in both the United States and Canada.

Daniel W. Hollis
Dutch Gold Resources, Inc.
December 10, 2010
Page 20

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at 202-551-3718 if you have questions related to mining engineering matters. Please contact Ronald E. Alper, Staff Attorney, at 202-551-3329 or Brigitte Lippmann, Special Counsel, at 202-551-3713 with any other questions.

Sincerely,

William Thompson
Accounting Branch Chief